Exhibit 99.2
RANDGOLD RESOURCES LIMITED Incorporated in Jersey, Channel Islands Reg. No. 62686 LSE Trading Symbol: RRS Nasdaq Trading Symbol: GOLD
TR-1: Notifications of Major Interests in Shares 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: RANDGOLD RESOURCES LIMITED 2. Reason for notification (yes/no) An acquisition or disposal of voting rights YES An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached An event changing the breakdown of voting rights Other (please specify):___ 3. Full name of person(s) subject to notification obligation: BLACKROCK GLOBAL FUNDS 4. Full name of shareholder(s) (if different from 3): 5. Date of transaction (and date on which the threshold is crossed or reached if different): 26 May 2009 6. Date on which issuer notified: 27 May 2009 7. Threshold(s) that is/are crossed or reached: Holding has gone below 6% 8: Notified Details A: Voting rights attached to shares Class/type of shares Situation previous to the triggering transaction Resulting situation after the triggering transaction If possible use ISIN code Number of shares Number of voting rights Number of shares Number of voting rights Percentage of voting rights Direct Indirect Direct Indirect ISIN: 4,750,000 4,750,000 4,500,000 4,500,000 5.87% GB00B01C3S32 B: Financial Instruments Resulting situation after the triggering transaction Type of financial instrument Expiration date Exercise/ conversion period/date No. of voting rights that may be acquired Percentage of voting rights (if the instrument exercised/converted) Total (A+B) Number of voting rights Percentage of voting rights 4,500,000 5.87% 9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: Proxy Voting: 10.Name of proxy holder: 11. Number of voting rights proxy holder will cease to hold: 12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	
14 Contact name:	
15. Contact telephone name:	
Annex: Notification of major interests in shares	
A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock Global Funds
Contact address (registered office for legal entities)	35 King William Street, London, EC4R 9AS
Phone number & email	0131 472 7472
Other useful information (at least legal representative for legal persons)	Louise Lyle
B: Identity of the notifier, if applicable	
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	
C: Additional information